Exhibit 12.1

COMPUTATION IN SUPPORT OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
		(dollars in millions)
Earnings:
Pretax income (loss) before discontinued operations and accounting change	$148	$(371)	$1,016	$797	$745	$1,112
Interest and debt expense	30	114	133	136	87	64
Interest component of rental expense	9	28	31	29	26	26
Amortization of capitalized interest	—	3	1	—	1	1
Undistributed (income) loss from equity investees	6	28	1	(1)	—	(1)
Minority interest in pretax losses	(14)	(54)	(8)	—	—	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	—	—	—	50	—	—
Earnings (loss) (a)	$179	$(252)	$1,174	$1,011	$859	$1,202

Fixed charges:
Interest and debt expense	$30	$114	$133	$136	$87	$64
Interest component of rental expense	9	28	31	29	26	26
Capitalized interest	1	8	5	—	—	—
Fixed charges (b)	$40	$150	$169	$165	$113	$90
Ratio of earnings to fixed charges (a/b)	4.5	NM (1)	6.9	6.1	7.6	13.4

NM:                      Not Meaningful

(1)                                Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $402 million primarily due to negative market impacts on results of operations, including $762 million in pre-tax impairments on available-for-sale securities.